4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

December 5, 2017

FILED ON EDGAR

Jay Ingram

Legal Branch Chief Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:       ATI Modular Technology Corporation

Registration Statement on Form S-4 (File No. 333-2218846)

Delaying Amendment Pursuant to Rule 473

Dear Mr. Ingram:

ATI Modular Technology Corporation (the “Company”) is hereby filing this letter in order to provide the Securities and Exchange Commission (the “Commission”) sufficient opportunity to perform its customary review of the Company’s Registration Statement on Form S-4 (“Registration Statement”) prior to its effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1944, the following delaying amendment is hereby incorporated into the facing page of the Registration Statement filed by the Company on December 1, 2017:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Devin Bone of Paesano Akkashian Apkarian, P.C., at (248) 792-6886.

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins